December 19, 2018

Robert Radie
Chief Executive Officer
Egalet Corp
600 Lee Road, Suite 100
Wayne, PA 19087

       Re: Egalet Corp
           Application for Qualification of Indenture on Form T-3
           Filed December 7, 2018
           File No. 022-29068

Dear Mr. Radie:

        This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

       Please refer to Section 307 of the Trust Indenture Act of 1939 and the rules thereunder regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    David S. Rosenthal, Esq.